AMBEV01.MOD

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ------------

                                    FORM 6-K
                                 ------------

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 1-15194


                               dated March 4, 2002


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

          Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


-------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2002


                           COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                               By: [Luis Felipe P. Dutra Leite]

                            -------------------------------------
                              Name:  Luis Felipe P. Dutra Leite
                    Title: Chief Financial Officer and Investor Relations

                              CAUTIONARY STATEMENT
                      REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica -
CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Companhia de Bebidas das
Americas - AmBev
Financial Statements at
December 31, 2001 and 2000
and Report of Independent Auditors

February 1, 2002
Companhia de Bebidas das Americas - AmBev


                                                                               6
AMBEV01.MOD

                                                                               5
AMBEV01.MOD
Report of Independent Auditors


February 1, 2002

To the Board of Directors and Shareholders
Companhia de Bebidas das Americas - AmBev




1 We examined the financial statements of Companhia de Bebidas das Americas - AmBev (parent company) at December 31, 2001 and 2000, and the respective consolidated financial statements of AmBev and its subsidiaries. These financial statements were prepared under the responsibility of management. Our responsibility is to provide our opinion on these financial statements.

2 Our audits were conducted according to approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, based on testing, the evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, said financial statements present fairly, in all material respects, the parent company and consolidated financial position of Companhia de Bebidas das Americas - AmBev, at December 31, 2001 and 2000, and the financial income, changes in shareholders' equity and changes in financial position of the parent company and consolidated changes for the years then ended, in conformity with accounting principles determined by Brazilian corporate law.

4 Also, in our opinion, the consolidated statement of cash flows of the Company for the years ended December 31, 2001 and 2000, included as complementary information to provide an additional analysis, is adequately presented in all material respects relative to the basic financial statements mentioned in paragraph 1. This complementary information was submitted to the same auditing procedures applied to the basic financial statements.



PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5



Francisco Henrique Passos Fernandes
Partner
Accountant - CRC 2SP000160/O-5

Companhia de Bebidas das Americas - AmBev


Balance sheet at December 31
In thousands of Reais


--------------------------------------------------------------------------------



                                                                               7
AMBEV01.MOD

                                                                                Parent Company                     Consolidated
                                                                ------------------------------- --------------------------------

Assets                                                                    2001            2000           2001              2000

                                                                --------------- --------------- -------------- -----------------
Current assets
    Cash and banks                                                                          28         41,404            44,706
    Marketable securities                                                                           2,497,628           983,626
    Trade accounts receivable                                                                         802,555           684,448
    Other accounts receivable                                            2,919             643        148,873           110,614
    Taxes recoverable                                                   69,398          26,603        336,037           246,972
    Inventories                                                                                       806,679           591,122
    Prepaid expenses                                                       121           1,875         50,577            26,152
    Dividends receivable                                               146,701                          1,191
                                                                --------------- --------------- -------------- -----------------

Total current assets                                                   219,139          29,149      4,684,944         2,687,640
                                                                --------------- --------------- -------------- -----------------

Long-term assets
    Excess of assets -  Instituto AmBev                                                                20,792
    Compulsory deposits                                                                                19,279            24,179
    Deposits for use in tax incentive investments                                                      55,416            65,454
    Restricted legal deposits                                           37,859                        183,611           102,671
    Loans to employees for purchase of shares                           54,577                        215,248           165,151
    Deferred income tax and social contribution                        119,334          38,710      1,160,274           996,088
    Other taxes recoverable                                             78,146                        332,984           287,980
    Accounts receivable from subsidiaries                                                              35,075            47,984
    Properties for sale                                                                               104,524            26,265
    Other                                                                                             107,530            71,279
                                                                --------------- --------------- -------------- -----------------

Total long-term assets                                                 289,916          38,710      2,234,733         1,787,051
                                                                --------------- --------------- -------------- -----------------

Permanent assets
    Investments
       Interest in subsidiaries                                      3,806,607       2,791,592
       Goodwill and negative goodwill in the acquisition of
subsidiaries                                                           473,615         573,196        617,574           614,754
       Other investments                                                 1,230                         45,026            44,810
                                                                --------------- --------------- -------------- -----------------

                                                                     4,281,452       3,364,788        662,600           659,564
                                                                --------------- --------------- -------------- -----------------

    Property, plant and equipment                                                                   3,143,635         3,204,259
    Deferred charges                                                                                  302,900           301,138
                                                                --------------- --------------- -------------- -----------------

Total permanent assets                                               4,281,452       3,364,788      4,109,135         4,164,961
                                                                --------------- --------------- -------------- -----------------

Total assets                                                         4,790,507       3,432,647     11,028,812         8,639,652
                                                                =============== =============== ============== =================

Companhia de Bebidas das Americas - AmBev

Balance sheet at December
In thousands of Reais
-------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.
                                                                               8
AMBEV01.MOD

                                                                                Parent Company                     Consolidated
                                                                  ----------------------------- --------------------------------

Liabilities and shareholders' equity                                      2001            2000           2001              2000
                                                                  ------------- --------------- -------------- -----------------
Current liabilities
    Trade accounts payable                                                               2,562        571,169           579,200
    Loans                                                                  385                      1,719,989         1,265,334
    Salaries, profit sharing and social security charges                19,667           3,744        141,889           115,769
    Dividends payable                                                  177,392         156,538        182,593           159,350
    Income tax and social contribution                                                                 72,251            26,436
    Other taxes and contributions                                       21,883                        601,160           456,215
    Accounts payable to subsidiaries                                   770,390          54,726
    Other accounts payable                                                               8,087        122,952            97,318
                                                                  ------------- --------------- -------------- -----------------

Total current liabilities                                              989,717         225,657      3,412,003         2,699,622
                                                                  ------------- --------------- -------------- -----------------

Long-term liabilities
    Provision for health care benefits and other                                                       55,558
    Funds supplied to Zerrenner Foundation                                                             56,987
    Loans                                                                                           2,849,353           927,574
    Deferred sales taxes                                                                              346,965           470,010
    Deferred income tax and social contribution                                                        31,579            53,202
    Provision for losses on unsecured liabilities
       of subsidiaries                                                 147,570         119,518
    Provision for contingencies and liabilities related
       to tax claims                                                   131,772                        815,487           877,969
    Other accounts payable                                                                              8,517            21,853
                                                                  ------------- --------------- -------------- -----------------

Total long-term liabilities                                            279,342         119,518      4,164,446         2,350,608
                                                                  ------------- --------------- -------------- -----------------

Minority interest                                                                                      88,926           512,477
                                                                                                -------------- -----------------

Shareholders' equity
    Subscribed and paid-in capital                                   2,944,288       2,565,249      2,944,288         2,565,249
    Capital reserve                                                      4,867               1          4,867                 1
    Surplus reserve                                                    970,181         522,222        913,723           522,222
    Treasury stock                                                    (397,888)                      (499,441)          (10,527)
                                                                  ------------- --------------- -------------- -----------------

Total Shareholders' equity                                           3,521,448       3,087,472      3,363,437         3,076,945
                                                                  ------------- --------------- -------------- -----------------

Total liabilities and shareholders' equity                           4,790,507       3,432,647     11,028,812         8,639,652
                                                                  ============= =============== ============== =================

Companhia de Bebidas das Americas - AmBev

Income Statement
Years ended December 31
Thousands of reais
--------------------------------------------------------------------------------



                                                                               9
AMBEV01.MO

                                                                                Parent Company                     Consolidated
                                                                ------------------------------- --------------------------------
                                                                          2001            2000           2001              2000
                                                                --------------- --------------- -------------- -----------------
 Gross sales                                                                                       13,130,961        11,282,452

Sales deductions
    Excise tax - IPI,
       Value-added tax on sales and services -
       ICMS, other taxes, discounts and returns                                                    (6,605,376)       (6,032,107)
                                                                --------------- --------------- -------------- -----------------

Net sales                                                                                           6,525,585         5,250,345

Cost of goods sold                                                                                 (3,366,225)       (2,843,749)
                                                                --------------- --------------- -------------- -----------------

Gross profit                                                                                        3,159,360         2,406,596
                                                                --------------- --------------- -------------- -----------------

Operating income/(expenses)
    Selling and marketing                                                                            (707,754)         (578,469)
    Direct distribution                                                                              (467,827)         (337,002)
    General and administrative                                         (12,256)        (55,562)      (330,033)         (363,960)
    Provision for contingencies and liabilities related
       to tax claims                                                    (5,552)                       (33,907)         (269,154)
    Management compensation                                            (12,877)         (3,334)       (21,464)           (9,063)
    Depreciation and amortization                                                                    (256,492)         (202,288)
    Financial income                                                    13,921             741        358,376           373,981
    Financial expenses                                                 (22,103)         (5,911)      (861,491)         (697,970)
    Equity in the earnings/(loss) of subsidiaries                      917,124         645,524
    Other operating income/(expenses), net                             (81,337)        (90,761)        47,225             3,917
                                                                --------------- --------------- -------------- -----------------

                                                                       796,920         490,697     (2,273,367)       (2,080,008)
                                                                --------------- --------------- -------------- -----------------

Operating profit (carried forward)                                     796,920         490,697        885,993           326,588
                                                                --------------- --------------- -------------- -----------------

Companhia de Bebidas das Americas - AmBev

Income Statement
Year ended December 31
In thousands of Reais     (continuation)



The accompanying notes are an integral part of the financial statements.

                                                                              10
AMBEV01.MOD

                                                                                 Parent Company                    Consolidated
                                                               -----------------------------------------------------------------
                                                                           2001            2000           2001             2000
                                                               ----------------- ------------------------------ ----------------

Operating profit (brought forward)                                      796,920         490,697        885,993          326,588

Non-operating income/(expenses), net                                      1,856         (53,310)       107,332           57,786
                                                               ----------------- ------------------------------ ----------------


 Income before income tax and social contribution                       798,776         437,387        993,325          384,374


 Benefit/(expense) of income tax and social contribution                 15,946          35,085        (51,974)         405,413
                                                               ----------------- ------------------------------ ----------------

Income before profit sharing and contributions                          814,722         472,472        941,351          789,787

Profit sharing and contributions
    To employees and management                                         (12,877)         (2,290)       (81,298)         (53,718)
    To Zerrenner Foundation                                             (17,277)                       (75,777)
                                                               ----------------- ------------------------------ ----------------

Income before minority interest                                         784,568         470,182        784,276          736,069

Minority interest                                                                                          292         (265,887)
                                                               ----------------- ------------------------------ ----------------

Net income for the year                                                 784,568         470,182        784,568          470,182
                                                               ================= ============================== ================

Number of shares
    at year-end (in thousands)                                       39,741,398      38,646,080
                                                               ================= ===============

Net income per thousand shares
    at year-end, in Reais - R$                                            19,74           12,17
                                                               ================= ===============

Net income per thousand shares outstanding
    at year-end, excluding  treasury shares, in Reais - R$                20,42           12,19
                                                               ================= ===============

Companhia de Bebidas das Americas - AmBev

Statement of Changes in Financial Position of the Parent Company
In thousands of Reais
-------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.

                                                                              11
AMBEV01.MOD

                                                                                   Surplus reserve
                                                                            -------------------------------------------------------

                                                                                Subscribed
                                                                                and paid-in         Capital
                                                                                capital             reserve
                                                                            ------------------- ------------------
At January 1, 2000 .........................................................    1,717,471             1
    Capital decrease to offset (Note 10(a)) ................................         --            --
       Accumulated deficit .................................................     (310,682)         --
       Loss for the period ended August 31, 2000 ...........................     (232,058)         --
    Reimbursement of invested capital (Note 10(a)) .........................     (111,838)         --
    Capital increase through transfer of shares of .........................         --            --
       minority shareholders of Brahma (Note 10(a)) ........................    1,502,356          --
    Net income for the year ................................................         --            --
    Appropriation and uses of net income for the year ......................         --            --
       Legal reserve .......................................................         --            --
       Proposed and approved dividends as interest .........................         --            --
           on own capital ..................................................         --            --
       Statutory reserves (Note 10(c)) .....................................         --            --
                                                                               ----------    ----------
                                                                               ----------    ----------
At December 31 2000 .......................................................    2,565,249             1
    Capital increase .......................................................         --            --
       Arising from the incorporation of IBANN (Note 1(c)) .................      298,265          --
       Exercise of options of the employee stock ownership plan (Note 10(a))       80,774          --
    Share repurchase (Note 11) .............................................         --            --
    Premium in the placement of options for the repurchase of shares .......         --            --
       (Note 12(c)) ........................................................         --           4,866
    Net income for the year ................................................         --            --
    Appropriation and uses of net income for the year ......................         --            --
       Legal reserve .......................................................         --            --
       Proposed and approved dividends as interest .........................         --            --
           on own capital (Note 10(e)) .....................................         --            --
       Proposed and approved supplemental dividends (Note 10(e)) ...........         --            --
       Statutory reserves (Note 10(c)) .....................................         --            --
                                                                               ----------    ----------

At December 31, 2001 .......................................................    2,944,288         4,867
                                                                               ==========    ==========


                                                                                   Surplus reserve
                                                                            --------------------------------------------------------

                                                                                Legal              Investments
                                                                            ------------------ ------------------
At January 1, 2000 .........................................................         --           --
    Capital decrease to offset (Note 10(a)) ................................         --           --
       Accumulated deficit .................................................         --           --
       Loss for the period ended August 31, 2000 ...........................         --           --
    Reimbursement of invested capital (Note 10(a)) .........................         --           --
    Capital increase through transfer of shares of .........................         --           --
       minority shareholders of Brahma (Note 10(a)) ........................         --           --
    Net income for the year ................................................         --           --
    Appropriation and uses of net income for the year ......................         --           --
       Legal reserve .......................................................       23,509         --
       Proposed and approved dividends as interest .........................         --           --
           on own capital ..................................................         --           --
       Statutory reserves (Note 10(c)) .....................................         --         13,333
                                                                               ----------   ----------
                                                                               ----------   ----------

At December 31, 2000 .......................................................       23,509       13,333
    Capital increase .......................................................         --           --
       Arising from the incorporation of IBANN (Note 1(c)) .................         --           --
       Exercise of options of the employee stock ownership plan (Note 10(a))         --           --
    Share repurchase (Note 11) .............................................         --           --
    Premium in the placement of options for the repurchase of shares .......         --           --
       (Note 12(c)) ........................................................         --           --
    Net income for the year ................................................         --           --
    Appropriation and uses of net income for the year ......................         --           --
       Legal reserve .......................................................       39,228         --
       Proposed and approved dividends as interest .........................         --           --
           on own capital (Note 10(e)) .....................................         --           --
       Proposed and approved supplemental dividends (Note 10(e)) ...........         --           --
       Statutory reserves (Note 10(c)) .....................................         --         39,228
                                                                               ----------   ----------

At December 31, 2001 .......................................................       62,737       52,561
                                                                               ==========   ==========

                                                                                   Surplus reserve
                                                                            ------------------------------------------------------

                                                                                 Future
                                                                                capital            Treasury
                                                                                increase           shares
                                                                            ------------------ ------------------

At January 1, 2000 .........................................................         --           --
    Capital decrease to offset (Note 10(a)) ................................         --           --
       Accumulated deficit .................................................         --           --
       Loss for the period ended August 31, 2000 ...........................         --           --
    Reimbursement of invested capital (Note 10(a)) .........................         --           --
    Capital increase through transfer of shares of .........................         --           --
       minority shareholders of Brahma (Note 10(a)) ........................         --           --
    Net income for the year ................................................         --           --
    Appropriation and uses of net income for the year ......................         --           --
       Legal reserve .......................................................         --           --
       Proposed and approved dividends as interest .........................         --           --
           on own capital ..................................................         --           --
       Statutory reserves (Note 10(c)) .....................................      485,380         --
                                                                               ----------   ----------
                                                                               ----------   ----------
At December 31, 2000 .......................................................      485,380         --
    Capital increase .......................................................         --           --
       Arising from the incorporation of IBANN (Note 1(c)) .................         --           --
       Exercise of options of the employee stock ownership plan (Note 10(a))         --           --
    Share repurchase (Note 11) .............................................         --       (397,888)
    Premium in the placement of options for the repurchase of shares .......         --           --
       (Note 12(c)) ........................................................         --           --
    Net income for the year ................................................         --           --
    Appropriation and uses of net income for the year ......................         --           --
       Legal reserve .......................................................         --           --
       Proposed and approved dividends as interest .........................         --           --
           on own capital (Note 10(e)) .....................................         --           --
       Proposed and approved supplemental dividends (Note 10(e)) ...........         --           --
       Statutory reserves (Note 10(c)) .....................................      369,503         --
                                                                               ----------   ----------

At December 31, 2001 .......................................................      854,883     (397,888)
                                                                               ==========   ==========

                                                                                   Surplus reserve
                                                                            --------------------------------------------------------

                                                                                Retained
                                                                                earnings
                                                                                (accumulated
                                                                                deficit)           Total
                                                                            ----------------- ------------------
At January 1, 2000 .........................................................     (310,682)    1,406,790
    Capital decrease to offset (Note 10(a)) ................................         --            --
       Accumulated deficit .................................................      310,682          --
       Loss for the period ended August 31, 2000 ...........................      232,058          --
    Reimbursement of invested capital (Note 10(a)) .........................         --        (111,838)
    Capital increase through transfer of shares of .........................         --            --
       minority shareholders of Brahma (Note 10(a)) ........................         --       1,502,356
    Net income for the year ................................................      470,182       470,182
    Appropriation and uses of net income for the year ......................         --            --
       Legal reserve .......................................................      (23,509)         --
       Proposed and approved dividends as interest .........................         --            --
           on own capital ..................................................     (180,018)     (180,018)
       Statutory reserves (Note 10(c)) .....................................     (498,713)         --
                                                                               ----------    ----------
                                                                               ----------    ----------
At December 31, 2000 .......................................................         --       3,087,472
    Capital increase .......................................................         --            --
       Arising from the incorporation of IBANN (Note 1(c)) .................         --         298,265
       Exercise of options of the employee stock ownership plan (Note 10(a))         --          80,774
    Share repurchase (Note 11) .............................................         --        (397,888)
    Premium in the placement of options for the repurchase of shares .......         --            --
       (Note 12(c)) ........................................................         --           4,866
    Net income for the year ................................................      784,568       784,568
    Appropriation and uses of net income for the year ......................         --            --
       Legal reserve .......................................................      (39,228)         --
       Proposed and approved dividends as interest .........................         --            --
           on own capital (Note 10(e)) .....................................     (284,609)     (284,609)
       Proposed and approved supplemental dividends (Note 10(e)) ...........      (52,000)      (52,000)
       Statutory reserves (Note 10(c)) .....................................     (408,731)         --
                                                                               ----------    ----------

At December 31, 2001 .......................................................         --       3,521,448
                                                                               ==========    ==========

Companhia de Bebidas das Americas - AmBev

Statement of Changes in Financial Position
Years ended December
In thousand of Reais
-------------------------------------------------------------------------------

                                                                              13
AMBEV01.MOD

                                                                                Parent Company                     Consolidated
                                                                 ------------------------------ --------------------------------

                                                                           2001           2000            2001             2000
                                                                 ------------------------------ --------------- ----------------
Sources of funds
    Operations
      Net income for the year                                           784,568        470,182         784,568          470,182
      Expenses/(income) not affecting working capital
         Equity in the earnings/(loss) of subsidiaries                 (917,124)      (645,524)
         Deferred income tax and
           social contribution benefit                                  (22,172)       (35,059)       (146,014)        (613,301)
         Provision for losses on unsecured liabilities
            of subsidiaries                                              28,052         45,690
         Amortization of goodwill                                        84,737         83,457          94,151           86,971
         Depreciation and amortization of deferred charges                                             613,872          589,182
         Provision for contingencies
            and liabilities related to tax claims                         5,552                         33,907          269,154
         Foreign exchange losses and financial charges on
           long-term loans                                                                              (5,246)          65,790
         Minority interest                                                                                (292)         265,887
         Foreign exchange gains or losses on subsidiaries abroad
           not affecting net working capital                                                           (46,140)          (3,070)
         Gains for purchase of minority interest in subsidiaries        (18,268)                       (16,153)
         Financial charges on the provision for
           contingencies and liabilities related
             to tax claims                                                  212                          1,238           19,452
      Residual value of property, plant and equipment and
divestments                                                                                             40,665          205,318
      Dividends from subsidiaries                                       308,582        176,454
      Effect of capital decrease of subsidiary on
       net working capital                                              228,415
      Net working capital of business acquired                          320,688
                                                                 ------------------------------ --------------- ----------------

                                                                        803,242         95,200       1,354,556        1,355,565

    From shareholders
      Capital increase                                                   80,774                         80,774
      Changes in the capital of minority shareholders                                                                   139,686
      Premium in the placement of options for the repurchase
       of own shares                                                      4,866                          4,866
    From third parties
      Changes in long-term receivables
       Accounts receivable from subsidiaries                                                                             33,421
       Other taxes recoverable                                                                                           37,400
       Other                                                                                                             32,913
      Changes in long-term receivables
       Loans                                                                                         1,900,643
       Deferred sales taxes                                                                                               6,340
                                                                 ------------------------------ --------------- ----------------

Total sources of funds                                                  888,882         95,200       3,340,839        1,605,325
                                                                 ============================== =============== ================

Companhia de Bebidas das Americas - AmBev

Statement of Changes in Financial Position
Years ended December 31
In thousands or Reais     (continuation)



The accompanying notes are an integral part of the financial statements.

                                                                              14
AMBEV01.MOD

                                                                                   Parent Company                Consolidated
                                                                       --------------------------- ---------------------------

                                                                               2001          2000          2001          2000
                                                                       ------------- ------------- ------------- -------------
Uses of funds
    Changes in long-term receivables
       Restricted legal deposits, compulsory deposits
           and uses on tax incentives                                           210                      79,645        25,507
       Loans to employees for purchase of shares                             54,577                      50,097        76,113
       Accounts receivable from subsidiaries                                                             30,635
       Other taxes recoverable                                                5,087                      27,493
       Other                                                                                             24,974
    Changes in long-term receivables
       Loans                                                                                                          276,662
       Deferred sales taxes                                                                             123,045
       Other accounts payable                                                                            13,745        15,334
       Provision for contingencies and liabilities related
           to tax claims                                                      2,993                     100,997        54,292
    Permanent assets
       Investments, including goodwill and negative goodwill                665,588                     220,118        22,310
       Property, plant and equipment                                                                    446,829       295,008
       Deferred charges                                                                                  82,607        28,796
    Capital transactions
       Reimbursement of invested capital                                                  111,838                     111,838
       Changes in the capital of minority shareholders                                                    2,363
       Payment of appraisal rights to minority shareholders
           of IBANN                                                         242,246                     242,246
       Stock repurchase                                                     155,642                     246,668        10,527
       Proposed and approved dividends as
           interest on own capital                                          336,609       180,018       336,609       180,018
    Net working capital of business acquired                                                             27,845
                                                                       ------------- ------------- ------------- -------------

Total funds used                                                          1,462,952       291,856     2,055,916     1,096,405
                                                                       ------------- ------------- ------------- -------------

Increase (decrease) in working capital                                     (574,070)     (196,656)    1,284,923       508,920
                                                                       ============= ============= ============= =============

Changes in working capital

Current assets
    At year-end                                                             219,139        29,149     4,684,944     2,687,640
    At the beginning of the year                                             29,149        23,189     2,687,640     3,218,018
                                                                       ------------- ------------- ------------- -------------

                                                                            189,990         5,960     1,997,304      (530,378)
                                                                       ------------- ------------- ------------- -------------
Current liabilities
    At year-end                                                             989,717       225,657     3,412,003     2,699,622
    At the beginning of the year                                            225,657        23,041     2,699,622     3,738,920
                                                                       ------------- ------------- ------------- -------------

                                                                            764,060       202,616       712,381    (1,039,298)
                                                                       ------------- ------------- ------------- -------------

Increase/(decrease) in working capital                                     (574,070)     (196,656)    1,284,923       508,920
                                                                       ============= ============= ============= =============

Companhia de Bebidas das Americas - AmBev

Consolidated Statement of Cash Flows
Years Ended December 31
In thousands of Reais
-------------------------------------------------------------------------------



                                                                              15
AMBEV01.MOD

                                                                                                     2001                 2000
                                                                                        ------------------  -------------------
Operating activities
    Net income for the year                                                                       784,568              470,182
    Expenses/(income) not affecting cash and cash equivalents
       Depreciation and amortization of deferred charges                                          613,872              589,182
       Provision for contingencies and liabilities related
           to tax claims                                                                           33,907              269,154
       Financial charges on the provision for contingencies and liabilities
           Related to tax claims                                                                    1,238               19,452
       Gain on disposal of property, plant and equipment                                           (1,497)             (40,050)
       Foreign exchange losses and financial charges on loans                                     281,678              492,854
       Benefit of deferred income tax and social contribution                                    (146,014)            (613,301)
       Income from unrealized swap and forward activities, net                                     44,297              (22,357)
       Foreign exchange gains or losses on subsidiaries abroad not affecting cash                 (13,955)              (5,378)
       Gains of ownership interest in subsidiaries                                                (16,153)
       Amortization of goodwill                                                                    94,151               86,971
       Minority interest                                                                             (292)             265,887

    Decrease/(increase) in current assets
       Marketable securities (Note 2(c))                                                          325,959             (171,754)
       Trade accounts receivable                                                                  (91,504)            (325,928)
       Taxes recoverable                                                                         (114,590)              81,955
       Inventories                                                                               (149,113)              (6,167)
       Accounts receivable from subsidiaries                                                      (30,635)              33,421
       Prepaid expenses                                                                           (24,425)               7,816
       Other                                                                                      (17,705)              53,760

    Increase/(decrease) in current liabilities
       Trade accounts payable                                                                      (7,705)             153,714
       Salaries, profit sharing and social security charges                                        25,595                1,060
       Income tax, social contribution and other taxes                                             45,815              (43,148)
       Other taxes and contributions                                                               21,900               76,806
       Disbursements linked to contingency provision                                              (95,675)             (54,292)
       Other                                                                                      (82,211)              (7,202)
                                                                                        ------------------  -------------------

Cash generated by operating activities                                                          1,481,506            1,312,637
                                                                                        ------------------  -------------------

Investment activities
    Restricted legal deposits                                                                     (79,645)             (25,507)
    Acquisitions (net of acquired cash)                                                          (220,118)             (22,310)
    Disposal of property, plant and equipment                                                      42,162              245,368
    Acquisition of property, plant and equipment                                                 (446,829)            (295,008)
    Expenditures on deferred charges                                                              (82,607)             (28,796)
                                                                                        ------------------  -------------------

Cash used in investment activities                                                               (787,037)            (126,253)
                                                                                        ------------------  -------------------

Companhia de Bebidas das Americas - AmBev

Consolidated Statement of Cash Flows
Years ended December 31
In thousands of Reais
-------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.

                                                                              16
AMBEV01.MOD

                                                                                                     2001                 2000
                                                                                        ------------------  -------------------
Financing activities
       Loans
           Funding                                                                              3,255,167              813,390
           Amortization                                                                        (1,343,877)          (2,726,530)
       Changes in the capital of minority shareholders                                             (2,363)             139,686
       Capital increase                                                                            80,774
       Loans to employees for purchase of shares                                                  (50,097)             (76,113)
       Stock repurchase                                                                          (246,668)             (10,527)
       Payment of appraisal rights to minority shareholders of IBANN                             (242,246)
       Payment of dividends, including interest on own capital                                   (313,366)            (109,324)
       Reimbursement of invested capital                                                                              (111,838)
       Premium of options for the repurchase of own shares                                          4,866
                                                                                        ------------------  -------------------

Cash generated by/(used in) investment activities                                               1,142,190           (2,081,256)
                                                                                        ------------------  -------------------

Increase/(decrease) in cash and cash equivalents                                                1,836,659             (894,872)
                                                                                        ==================  ===================

Opening balance of cash and cash equivalents                                                      575,446            1,470,318
Closing balance of cash and cash equivalents                                                    2,412,105              575,446
                                                                                        ------------------  -------------------

Increase (decrease) in cash and cash equivalents                                                1,836,659             (894,872)
                                                                                        ==================  ===================


Composition of cash, cash equivalents and marketable securities
    Cash and cash equivalents                                                                   2,412,105              575,446
    Marketable securities (Note 2(c))                                                             126,927              452,886
                                                                                        ------------------  -------------------

                                                                                                2,539,032            1,028,332
                                                                                        ==================  ===================

Companhia de Bebidas das Americas - AmBev

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of reais
-------------------------------------------------------------------------------



                                                                              17
AMBEV01.MOD
1        Operations

(a)      Core Business

The business objective of Companhia de Bebidas das Americas - AmBev (the "Company" or "AmBev"), headquartered in Sao Paulo, is to produce, distribute and sell beer, draft beer, soft drinks, other non-alcoholic beverages and malt through its direct or indirect ownership in subsidiaries in Brazil and other Latin American countries.

AmBev shares are traded on the Sao Paulo Stock Exchange - BOVESPA, and on the New York Stock Exchange - NYSE, in the form of American Depositary Receipts - ADRs.

(b)      Partnership for the Creation of AmBev

The Company holds investments resulting from the partnership established on July 1, 1999 between the controlling shareholders of the former Companhia Cervejaria Brahma ("Brahma") and Companhia Antarctica Paulista - Industria Brasileira de Bebidas e Conexos ("Antarctica"), subsequently submitted for the analysis and approval of the antitrust agencies in Brazil; the Administrative Council for Economic Defense - CADE approved the merger between Brahma and Antarctica in April 2000.

(c)      Corporate Restructuring

Since the second half-year 2000, several measures were introduced to simplify the corporate structure of the group, aiming to increase productivity and efficiency through operational and administrative rationalization, providing cost reductions and increasing liquidity. Among key measures are:

(i)      Parent Company

In March 2001, the Company promoted the incorporation of its former subsidiary Brahma by Antarctica, at net book value at March 31, 2001 of R$ 2,612,016. Subsequently, the entity resulting from this merger was named Companhia Brasileira de Bebidas ("CBB").

In April 2001, the Company acquired, at a public auction, 33,728 thousand shares of Industria de Bebidas Antarctica Polar S.A. ("Polar"). (At what date???), the Company acquired an additional 1,389 thousand shares of Polar, increasing its direct and indirect interest in that subsidiary to 97.37% of voting capital and 96.22% of total capital. The total amount paid was R$ 98.392, generating R$
14.843 in negative goodwill, attributed to various economic factors. In May 2001, the Brazilian Securities and Exchange Commission - CVM officially cancelled the registration of Polar as a publicly-held corporation.


In June 2001, the Company received from CBB 99.9% interest in the capital of Eagle Distribuidora de Bebidas S.A. ("Eagle"), for the amount of R$ 955,368, in an operation for the decrease of CBB's capital in the amount of R$ 1,530,783, which also involved the assignment of credits [what credits??] to the Company in a total of R$ 575,415.

In October 2001, the Company purchased minority interests corresponding to 82.9% and 54.6% of common and preferred shares, respectively, of Industria de Bebidas Antarctica do Norte e Nordeste S.A. ("IBANN") in the amount of R$ 564,498.

In November 2001 the Company incorporated IBANN at net book value for August 31, 2001,of R$ 894,417, through the subscription of an increase in AmBev's capital in the amount of R$ 298,265 with the issue of 620,354,000 shares, which substituted IBANN's shares at the rate of 848.24 shares of the Company for every thousand shares issued by IBANN. The incorporation generated an gain in the amount of R$ 18,269 arising from the difference between the date of incorporation and the date of the financial statements on which the appraisal was based. As a continuation of the restructuring process, the Company transferred R$ 532,338 of net book assets {assets mesmo??} received from IBANN to CBB, through a capital increase. In December 2001, the Brazilian Securities and Exchange Commission - CVM officially cancelled the registration of IBANN as a publicly-held corporation.

(ii)     Subsidiaries

In August 2001, CBB acquired from Industria de Bebidas Antarctica do Sudeste S.A. ("IBA Sudeste") 99.83% of the capital of Distribuidora de Bebidas Ribeirao Preto Ltda. ("Distribuidora"), which was later taken over by CBB.

In September 2001, CBB took over Cervejaria Aguas Claras S.A. ("Aguas Claras"), with an increase in its capital in the amount of R$ 5,683, by issuing 26,959,000 preferred shares, in substitution for the shares representing the investment of minority shareholders.

In November and December 2001 the indirect subsidiary Jalua Sociedad Anonima ("Jalua") effected a capital increase in its wholly-owned subsidiary Monthiers Sociedad Anonima ("Monthiers"), through the assignment of investments and marketable securities.

During the second half of 2000, the former subsidiary Brahma acquired the production facilities of its subsidiaries CRBS S.A. ("CRBS"), Cervejarias Reunidas Skol Caracu S.A. ("Skol") and Pepsi-Cola Engarrafadora Ltda. ("Pepsi"). In addition, 100% of Jalua's shares were transferred to the Eagle subsidiary.

(d)      Expansion of Operations Abroad

The Company has been expanding its operations in the Mercosur area. Therefore, during the years ended December 31, 2001 and 2000, the Company acquired the following investments through its subsidiaries:]

..    In February 2001, 95.4% of the total and voting capital of Cerveceria y
     Malteria Paysandu S.A. ("Cympay")was aquired for R$ 56,700, including goodwill of R$ 34,177.

..    In October 2000, 15.1% of total and voting capital of Companhia Salus S.A.
     ("Salus"), for R$ 22,310, including goodwill of R$ 19,001.

These companies are consolidated, in accordance with CVM instruction No. 247/96. In both cases the goodwill paid was based on expected future profitability, to be amortized over ten years.

In addition, in July 2001 the Company acquired the operating assets of Cerveceria Internacional S.A., located in Paraguay, for R$ 32,914, the investment being recorded in its CCBP S.A. subsidiary. Such assets have undergone a review process to assure that AmBev productivity and quality standards were in place met. , with production commencing in October 2001.

During the years ended December 31, 2001 and 2000, the sales of products abroad representedapproximately 7% and 4% of total consolidated net sales, respectively.

(e)      Joint Venture, Licensing and Distribution Agreements

In December 2000, AmBev and Souza Cruz S.A. incorporated the company Agrega Inteligencia em Compras Ltda. ("Agrega"), in which the Company's interest ownership is 50%, to manage the purchase of indirect materials and services through a B2B - Business to Business Internet portal.

The Company maintains a franchise agreement with PepsiCo International, Inc. ("PepsiCo") for bottling, sales and distribution of Pepsi products in Brazil, including Gatorade starting in 2002. Currently, the agreement is valid until 2017 and may be renewed for additional 10-year periods, or terminated by any party with a 2-year prior notice.

AmBev also has an agreement with PepsiCo for bottling, sale and distribution of the "Guarana Antarctica" soft drink on the part of PepsiCo outside Brazil, under which the product is already being sold in Portugal and Puerto Rico.

The company also has licensing agreements with Carlsberg and Miller Brewing Co. for the production of Carlsberg and Miller beers, and a joint venture with Unilever do Brasil Ltda. for the production and distribution of Lipton Ice Tea.

(f)      Sale of the Bavaria Brand

In October 2000, the subsidiary Bavaria S.A. was incorporated, with a capital of R$ 127,341, through the supply of funds, at net book value, in assets corresponding to the operations of manufacturing plants owned by subsidiaries and an associated company. All shares of Bavaria S.A. were transferred to Molson Incorporated ("Molson") on December 20, 2000, in a transaction approved by CADE, in compliance with that agency's requirement as a condition for the approval of the merger between Brahma and Antarctica. The sale proceeds were R$ 191,443 thousand (equivalent to US$ 98 million on the date of the operation), subject to annual adjustments to be determined on December 31 each year, between 2000 and 2005, when the price may be increased by up to R$ 224,652, based on market share gains achieved by the Bavaria brand in Brazil during this period. The agreement for the sale of shares also includes a clause - as required by CADE - in which AmBev shall allow Molson use of its distribution network during the period of six years, which may be extended for four more years.

As of December 31, 2001, there was no increase in the Bavaria brand's market share that would justify the enforcement of the contractual clause for the price increases.

(g)      Devaluation of the Argentinean Peso

The effects of the devaluation of the Argentinean Peso in January 2002 on the subsidiary CCBA S.A., recognized in the Company's financial statements, did not have a material impact on the income for the year ended December 31, 2001, by virtue of the hedging obtained through swap and forward contracts in foreign currency.

2        Main Accounting Principles

(a)      Financial Statements

The Company's financial statements were prepared and are presented in accordance with the accounting principles determined by the Brazilian corporate law and consistent with regulations issued by the Brazilian Securities Commission - CVM.

It is necessary to use estimates to record certain assets, liabilities and other transactions when preparing financial statements. The financial statements, therefore, include several estimates relative to the determination of useful lives of property, plant and equipment, necessary provisions for contingent liabilities, the determination of provisions for income tax and other similar provisions, and even though they reflect the most accurate estimates, they may differ from actual data and amounts.

(b)      Determination of Income

Income and expenses are determined based on the accrual basis of accounting. Sales income and corresponding costs are recorded upon delivery of the products.

(c)      Cash Flows

Time deposits with high liquidity and deposits with original maturity of 90 days or less were considered as cash and cash equivalents, when preparing the consolidated statement of cash flows.

(d)      Current Assets and Long-term Receivables

The consolidated provision for uncollectable accounts in the amount of R$ 131,568 at December 2001 (2000 - R$ 109,040) is recorded at an amount deemed sufficient by management to cover likely losses in realizing receivables.

Inventories are stated at the average cost of purchases or production, adjusted by a provision for reduction to realizable values when necessary. At December 30, 2001, the provision for obsolescence of inventories to their realizable value amounts to R$ 30,598 (2000 - R$ 18,005), recorded in a contra-asset account within the inventories group.

Cash and banks are represented by cash investments; marketable securities comprise mainly certificates of deposit and investment funds, and other current assets and long-term receivables are recorded at cost, including investment income when applicable; a provision for the reduction to realizable value is recorded when necessary.

(e)      Permanent Assets

The parent company records investments in subsidiaries and jointly-controlled companies by the equity method of accounting, including the division of the cost of acquisition into equity value and goodwill in its preliminary appraisal. The investment as negative goodwill based on the subsidiary's going-concern value is amortized based on the depreciation or realization of its book value of property, plant and equipment, whereas the goodwill attributable to future profitability is amortized over five to ten years The amortization of goodwill is recorded under "Other Operating Expenses." The depreciation of the investment attributed to various economic factors will be amortized in case of divestment, in conformance with CVM regulations.

Property, plant and equipment is stated at cost, and that includes bottles and crates, as well as interest incurred in financing the construction of major facilities. Maintenance and repair costs are charged to expenses when incurred. Losses from breakage of bottles and crates during production and are added to the cost of products sold. Depreciation is calculated by the straight-line method, taking into account the useful lives of assets, at the annual rates listed in Note 8.

Deferred charges comprising mainly pre-operating expenses incurred during the implementation and expansion of industrial and commercial units are amortized by the straight-line method over a period of up to ten years from the start of operations of those units. At December 31, 2001 the accumulated amortization of deferred charges was R$ 419,841 (2000 - R$ 490,940).

The cost of permanent assets include price-level restatements up to December 31, 1995.

(f)

Translation of Financial Statements
of Subsidiaries and Associated Companies Headquartered Abroad

With the exception of the subsidiaries mentioned in the following paragraph, the financial statements of subsidiaries and associated companies are translated into Reais taking the local currency as their functional currency. Therefore, their assets and liabilities were translated into Reais at the closingexchange rate at the balance sheet dates; the income accounts were translated each month by the respective closing rate for the period, and shareholders' equity was translated at historical exchange rates. The financial statements include indexation of local currency, when applicable, and exchange variations over assets and liabilities denominated in foreign currency. Gains and losses arising from the conversion process are recognised in the Company's income statement for the year.

In the cases of Malteria Pampa S.A. ("Malteria Pampa"), Malteria Uruguay S.A. ("Malteria Uruguay") and Cympay, as their prices and cash flows are linked to the American Dollar, this currency is considered the most adequate to reflect the financial position and financial income in the economic environment where those companies operate. Therefore, the American Dollar has been defined as their functional currency and the following recalculation procedures were adopted:

(i) Inventories, property, plant and equipment, and accumulated depreciation, as well as shareholders' equity accounts have been recalculated in dollars at historical exchange rates and translated into Reais, as well as the monetary assets and liabilities, at year-end rates.

(ii) Depreciation and other costs and expenses relative to assets recalculated at historical exchange rates have been calculated based on the value of assets in American Dollars. Other income accounts were converted at prevailing average exchange rates in the period; and

(iii)Gains and losses determined in the consolidation, arising from the recalculation process, are included in the Company's income for the period.

(g)      Current and Long-term Liabilities

Current and long-term liabilities are stated at known or estimated values, including accrued charges and monetary and foreign exchange variations, when applicable. Contingent liabilities are recorded at estimated loss value when their realization is probably going to occur.

(h)      Currency, Interest and Commodities Forward and Swap Operations

The nominal values of currency, interest and commodities forward and swap operations are not recorded in the balance sheet. Unrealized income or losses from those transactions are recorded on the accrual basis of accounting, based on market prices as mentioned in Note 15.

(i)      Provision for Contingencies and Liabilities Related to Tax Claims

The provision for contingencies is set, at current amounts, for labor, tax, civil and commercial claims being discussed at administrative and judicial levels, based on the estimates of losses determined by external legal counsel of the Company and its subsidiaries, for cases in which a loss is considered probable.

Tax savings obtained, based on provisional injunctions relating to claims filed by the Company against tax authorities, are object of provisioning until they are confirmed by a final decision in favor of the Company and its subsidiaries.

(j)      Investment Tax Credits

The Company's subsidiaries have State tax incentive programs for the deferral of taxes in which such taxes are partially or totally reduced. In some states the grace periods and reductions are non-conditional. Where conditions have been established, however, they are related to events under the Company's control. The benefits relative to the decrease in the payment of taxes are treated as a reserve for investment tax credits and recorded under shareholders' equity of subsidiaries, on an accrual basis, or when the subsidiaries comply with the main requirements of State programs, where the Company assumes that the benefit is probably going to be granted. In the Company's consolidated financial statements this benefit is recorded as "Other operating income" (2001 - R$ 95.983; 2000 - R$ 92.851).

(l)      Income Tax

Income tax and social contribution on net income are calculated at rates determined by applicable legislation. Income tax and social contribution charges are recorded on the accrual basis, including deferred tax calculated on the differences between the book and tax bases of assets and liabilities.

Deferred income tax is also recorded, relating to future tax benefits of income tax losses and negative tax bases for subsidiaries, in which the realization of such benefits is probably going to occur, within a maximum of five years based on future income forecasts.

(m)      Reclassifications

Certain reclassifications were made in the statement of changes in financial position at December 31, 2000, aiming at improving its comparability with the current year.


3        Consolidated Financial Statements

All assets, liabilities, income and expenses of Company subsidiaries were consolidated, including minority interest in shareholders' equity and income for the year, of subsidiaries.

In the consolidation, the investments in subsidiaries, and the corresponding shareholders' equity, as well as their assets, liabilities, income and expenses arising from intercompany transactions were eliminated.

The consolidated financial statements include the financial statements, on coincident dates, of companies either directly or indirectly controlled by the Company, listed in notes 5(b) and 6, respectively.

The assets and liabilities, income and expenses of jointly-owned subsidiaries listed below were consolidated, through a shareholders' agreement, proportionally to the total Company's percentage interest ownership in their capital.

                                                                                                       Percentage
                                                                             of interest ownership in the capital
                                                    --------------------------------------------------------------

                                                                             2001                            2000
                                                    ------------------------------ -------------------------------

                                                            Total          Voting           Total          Voting
                                                    --------------  -------------- --------------- ---------------

Miranda Correa                                               60.8            49.6            60.8            49.6
Miller Brewing do Brasil Ltda. ("Miller")                                                    50.0            50.0
Pilcomayo Participacoes S.A. ("Pilcomayo")                                                   50.0            50.0
Cervejaria Astra S.A. ("Astra")                              65.5            50.0            43.2            50.0
Agrega                                                       50.0            50.0


The proportionally consolidated assets amount to R$ 178,551 at December 31, 2001 (2000 - R$ 161,397), with a positive net working capital of R$ 58,942 as of the same date (negative net working capital of R$ 5,017 in 2000).

In may 2001 CBB acquired, at an auction held in Bovespa, 13,863 thousand shares issued by Pilcomayo, representing 33.35% of total capital of the latter for the amount of R$ 20,378, including goodwill of R$ 33,891. Additionally, on the same date all shares issued by Pati do Alferes Participacoes S.A. ("Pati"), holder of an investment of 16.65% in the capital of Pilcomayo, were acquired by CBB for R$ 10,152, including goodwill of R$ 16,922. In January 2002, the Brazilian Securities and Exchange Commission - CVM officially cancelled the registration of Pilcomayo as a publicly-held corporation.

Between June and December 2001, 11,328 thousand preferred "A" class shares, issued by the jointly-owned subsidiary Astra, equivalent to 22.19% of total capital, were acquired by CBB for R$ 57,931, and a goodwill of R$ 28.940 was determined in this operation.

In October 2001, CBB acquired shares corresponding to 50% of total capital of the jointly-owned subsidiary Miller, and thereafter the Company fully consolidated its assets and liabilities. The company changed its name to BSA Bebidas Ltda.

The financial statements of the subsidiaries and jointly-owned subsidiaries at December 31, 2001 and 2000 were sufficiently audited to support the report of independent auditors on the Company's financial statements.

4        Inventories - Consolidated

                          2001      2000
                       -------   -------

Finished products ..   158,681   122,817
Work in process ....    50,085    44,022
Raw materials ......   379,043   254,139
Production materials   109,939    68,873
Bottles and crates .    26,506    13,600
Warehouse and others    82,425    87,671
                       -------   -------

                       806,679   591,122
                       =======   =======


5        Interest in Subsidiaries

(a)      General

The initial evaluation of investments on the subsidiaries Brahma and Antarctica (now merged into CBB) took into account adjustments arising from the consistency and convergence of accounting principles and practices used by the subsidiary Antarctica with those adopted by the Company and by Brahma.

With CADE's approval on April 7, 2000, and as a consequence of the start in the process of integration of operations, the consistencies and adjustments in the accounting policies were recorded by Antarctica and its subsidiaries throughout the year. Consistent with the provision of article 186 of Law No. 6404/76, and with the accounting treatment previously adopted by AmBev, the subsidiaries recorded such adjustments, substantially, as debit or credit to retained earnings, and the respective amounts were eliminated for the purposes of consolidation and consistency with the equity method of accounting.

Additional inconsistencies and adjustments of accounting principles were identified and recorded in the half-year period ended June 30, 2000 in the net amount of R$ 31,782, after the effects of taxes and minority interest, which was taken into account in the Company's and consolidated financial statements as a supplementary adjustment of goodwill in the investment in Antarctica.

(b)      Information on Interest in Directly Controlled Subsidiaries

..   Ot December 31, 2001

Description                                                                      CBB (i)     Agrega        Eagle
----------------------------------------------------------------------------   ---------   ---------    ---------

Number of shares/quotas held - in thousands ................................        --          --           --
    Common shares/quotas ...................................................   3,442,186       1,375          158
    Preferred shares .......................................................   6,073,132        --           --
                                                                               ---------   ---------    ---------

    Total shares/quotas ....................................................   9,515,318       1,375          158
                                                                               =========   =========    =========

Percentage of direct interest in the capital - % ...........................        --          --           --
    In relation to common shares/quotas ....................................       100.0        50.0         99.9
    In relation to preferred shares ........................................        99.5        --           --
    In relation to total shares/quotas .....................................        99.7        50.0         99.9

Information on the financial statements of directly controlled subsidiaries:        --          --           --

    Shareholder's equity (excess of liabilities over assets) ...............   2,396,755       1,635    1,290,831
                                                                               =========   =========    =========

    Net income (loss) ......................................................     615,868      (3,766)     441,658
                                                                               =========   =========    =========



Description                                                                      Polar      Hohneck (ii)
----------------------------------------------------------------------------   ---------   ---------
Number of shares/quotas held - in thousands ................................        --          --
    Common shares/quotas ...................................................      13,117      10,000
    Preferred shares .......................................................      22,000        --
                                                                               ---------   ---------

    Total shares/quotas ....................................................      35,117      10,000
                                                                               =========   =========

Percentage of direct interest in the capital - % ...........................        --          --
    In relation to common shares/quotas ....................................        19.4       100.0
    In relation to preferred shares ........................................        87.2        --
    In relation to total shares/quotas .....................................        37.8       100.0

Information on the financial statements of directly controlled subsidiaries:        --          --

    Shareholder's equity (excess of liabilities over assets) ...............     333,002    (147,570)
                                                                               =========   =========

    Net income (loss) ......................................................      45,341     (28,052)
                                                                               =========   =========

(i)    Formerly Antarctica (Note 1(c))
(ii)   Headquartered abroad

..   At December 31, 2000

Description                                                                  Brahma     Antarctica        Hohneck
------------------------------------------------------------------------------------------------------------------
Number of shares held - in thousands
    Common shares                                                         2,628,452         10,726         10,000
    Preferred shares                                                      4,465,839          1,274
                                                                     ---------------------------------------------

    Total shares                                                          7,094,291         12,000         10,000
                                                                     =============================================

Percentage of interest ownership in the capital - %
    In relation to common shares                                              100.0          100.0          100.0
    In relation to preferred shares                                           100.0          100.0
    In relation to total shares                                               100.0          100.0          100.0

Information on the financial statements of directly controlled subsidiaries:

       Shareholder's equity (excess of liabilities over assets)           2,545,624        245,969       (119,518)
                                                                     =============================================

       Net income (loss)                                                    967,243        (93,847)       (45,690)
                                                                     =============================================

The Company keeps in record at December 31, 2001 a provision for losses relating to the excess of liabilities over assets in its directly controlled subsidiary Hohneck in the amount of R$ 147,570 (2000 - R$ 119,518). The corresponding expense is recorded under "Non-operating expenses."

(c) Changes in the Interest in Subsidiaries and Goodwill and Negative Goodwill in the Acquisition of Subsidiaries

Description                                                              Brahma       CBB (i)        Agrega         Eagle
------------------------------------------------------------------   ----------    ----------    ----------    ----------
Balance at December 31, 1999 .....................................      339,921     1,136,898          --            --

    Shares received in capital increase ..........................    1,652,302          --            --            --
    Negative goodwill determined in the takeover of shares .......     (149,946)         --            --            --
    Dividends received ...........................................     (176,454)         --            --            --
    Equity in the earnings (loss) of subsidiaries ................      729,856       (84,332)         --            --
    Amortization of goodwill .....................................         --         (83,457)         --            --
                                                                                                 ----------    ----------

Balance at December 31, 2000 .....................................    2,395,679       969,109          --            --

    Acquisition of investment ....................................         --            --            --            --
    Negative goodwill determined in the r  incorporation of shares         --            --            --            --
    Dividends received and receivable ............................     (135,993)     (172,589)         --            --
     Incorporation of Brahma by Antarctica (Note (c)) ............   (2,612,016)    2,612,016          --            --
     Incorporation of IBANN by AmBev (Note 1(c)) .................         --            --            --            --
    Capital decrease with assignment of shares and credits .......         --      (1,530,783          --         955,368
    Capital increase .............................................         --         532,338         2,699       347,000
    Equity in the earnings (loss) of subsidiaries ................      352,330       553,090        (1,883)      (12,438)
    Amortization of goodwill .....................................         --         (84,737)         --            --
                                                                                                 ----------    ----------

Balance at December 31, 2001 .....................................         --       2,878,444           816     1,289,930
                                                                                                 ==========    ==========

Description                                                               Polar         IBANN         Total
------------------------------------------------------------------   ----------    ----------    ----------
Balance at December 31, 1999 .....................................         --            --       1,476,819

    Shares received in capital increase ..........................         --            --       1,652,302
    Negative goodwill determined in the takeover of shares .......         --            --        (149,946)
    Dividends received ...........................................         --            --        (176,454)
    Equity in the earnings (loss) of subsidiaries ................         --            --         645,524
    Amortization of goodwill .....................................         --            --         (83,457)
                                                                     ----------    ----------    ----------

Balance at December 31, 2000 .....................................         --            --       3,364,788

    Acquisition of investment ....................................      113,235       564,498       677,733
    Negative goodwill determined in the r  incorporation of shares      (14,843)         --         (14,843)
    Dividends received and receivable ............................         --            --        (308,582)
     Incorporation of Brahma by Antarctica (Note (c)) ............         --            --            --
     Incorporation of IBANN by AmBev (Note 1(c)) .................         --        (577,883)     (577,883)
    Capital decrease with assignment of shares and credits .......         --            --        (575,415)
    Capital increase .............................................         --            --         882,037
    Equity in the earnings (loss) of subsidiaries ................       12,640        13,385       917,124
    Amortization of goodwill .....................................         --            --         (84,737)
                                                                     ----------    ----------    ----------

Balance at December 31, 2001 .....................................      111,032          --       4,280,222
                                                                     ==========    ==========    ==========

(i) Formerly Antarctica (Note 1(c))

(d)      Goodwill and Negative Goodwill in the Acquisition of Subsidiaries

                                                                                            Balances at December 31
                                                    ----------------------------------------------------------------

                                                                   Parent Company                      Consolidated
                                                    ------------------------------ ---------------------------------

                                                             2001            2000            2001              2000
                                                    --------------  -------------- --------------- -----------------
Goodwill CBB - based on:
    Going concern of property, plant and equipment        144,579         144,579         144,579           144,579
    Expected future profitability                         702,760         702,760         702,760           702,760
                                                    --------------  -------------- --------------- -----------------

                                                          847,339         847,339         847,339           847,339

  Cympay                                                                                   34,177
  Salus                                                                                    19,001            21,117
  Malteria Pampa                                                                           28,101            28,101
  Pati do Alferes                                                                          16,922
  Pilcomayo                                                                                33,891
  Astra                                                                                    28,940
                                                    --------------  -------------- --------------- -----------------

    Total goodwill                                        847,339         847,339       1,008,371           896,557

Accumulated amortization                                 (208,935)       (124,197)       (226,008)         (131,857)
                                                    --------------  -------------- --------------- -----------------

    Total goodwill, net                                   638,404         723,142         782,363           764,700
                                                    --------------  -------------- --------------- -----------------

Negative goodwill
  CBB                                                    (149,946)       (149,946)       (149,946)         (149,946)
  Polar                                                   (14,843)                        (14,843)
                                                    --------------  -------------- --------------- -----------------

    Total negative goodwill                              (164,789)       (149,946)       (164,789)         (149,946)
                                                    --------------  -------------- --------------- -----------------

Balance at December 31, 2001                              473,615         573,196        617,,574           614,754
                                                    ==============  ============== =============== =================

Companhia de Bebidas das Americas - AmBev

Notes to the Financial Statements
at December 31, 2001 and 2000
In thousands of Reais
-------------------------------------------------------------------------------



6        Material Indirect Interest in Subsidiaries and
Jointly-owned Subsidiaries at December 31

            Information on material subsidiaries and jointly-owned subsidiaries
 ------------------------------------------------------------------------------

                                                                Percentage of
                                                             indirect interest
                                                           --------------------

Company name                                                      2001     2000
-----------------------------------------------------------    -------  -------

Cympay (i) ................................................       95.4      --
Pepsi .....................................................      100.0    100.0
Malteria Pampa (i) ........................................      100.0    100.0
Jalua (i) .................................................      100.0    100.0
Salus .....................................................        --       --
Eagle .....................................................        --     100.0
Distribuidora de Bebidas Antarctica de Manaus Ltda ........      100.0    100.0
Dahlen S.A. (i) ...........................................      100.0    100.0
CCBP (i) ..................................................      100.0    100.0
Arosuco Aromas e Sucos S.A ................................      100.0    100.0
ANEP - Antarctica Empreendimentos e Participacoes Ltda ....      100.0    100.0
Skol ......................................................       99.7     99.7
IBA Sudeste ...............................................       98.8     98.8
CRBS ......................................................       99.8     99.8
Aguas Claras ..............................................        --      93.3
IBANN .....................................................        --      61.8
Polar .....................................................       96.9     59.0
Pati do Alferes ...........................................      100.0      --
Miranda Correa ............................................       60.76    60.76
Agrega ....................................................       50.0      --
Pilcomayo .................................................      100.0     50.0
BSA Bebidas Ltda. (formerly Miller Brewing do Brasil Ltda.)      100.0     50.0
Astra .....................................................        --      43.2
CCBA (i) ..................................................       70.0     70.0
C.A. Cervecera Nacional (i) ...............................       50.2     50.2
Monthiers (i) (ii) ........................................      100.0    100.0



 Information on material subsidiaries and jointly-owned subsidiaries
 ------------------------------------------------------------------------------

                                                           Adjusted shareholders' equity
                                                        (excess of liabilities over assets)
                                                        -----------------------------------

Company name                                                        2001            2000
-----------------------------------------------------------    ---------      ----------
Cympay (i) ................................................       23,059          --
Pepsi .....................................................       61,363       182,053
Malteria Pampa (i) ........................................       91,718        70,732
Jalua (i) .................................................    2,524,445     2,024,346
Salus .....................................................        8,337        11,414
Eagle .....................................................    1,290,831       502,172
Distribuidora de Bebidas Antarctica de Manaus Ltda ........       16,458         4,747
Dahlen S.A. (i) ...........................................       23,024        47,299
CCBP (i) ..................................................       35,146         2,733
Arosuco Aromas e Sucos S.A ................................       84,731       133,618
ANEP - Antarctica Empreendimentos e Participacoes Ltda ....      812,995       769,921
Skol ......................................................       71,367       159,017
IBA Sudeste ...............................................      358,115       368,637
CRBS ......................................................      427,312       645,212
Aguas Claras ..............................................         --         181,127
IBANN .....................................................         --         887,569
Polar .....................................................      335,319       317,573
Pati do Alferes ...........................................       (7,151)         --
Miranda Correa ............................................       (7,975)      (11,534)
Agrega ....................................................          817          --
Pilcomayo .................................................      (42,643)      (39,014)
BSA Bebidas Ltda. (formerly Miller Brewing do Brasil Ltda.)       11,669       (15,940)
Astra .....................................................      100,853       117,257
CCBA (i) ..................................................       74,215       106,888
C.A. Cervecera Nacional (i) ...............................       73,447        66,494
Monthiers (i) (ii) ........................................    2,399,806          --



 Information on material subsidiaries and jointly-owned subsidiaries
 ------------------------------------------------------------------------------

                                                                   Net income (loss)
                                                                   for the period
                                                        -----------------------------------


Company name                                                        2001            2000
-----------------------------------------------------------    ---------      ----------
Cympay (i) ................................................         (176)         --
Pepsi .....................................................        1,534        83,336
Malteria Pampa (i) ........................................        7,866        11,289
Jalua (i) .................................................      500,036       343,080
Salus .....................................................       (3,236)        1,377
Eagle .....................................................      441,658       294,505
Distribuidora de Bebidas Antarctica de Manaus Ltda ........          815          (738)
Dahlen S.A. (i) ...........................................      (24,275)        3,313
CCBP (i) ..................................................        1,148         1,538
Arosuco Aromas e Sucos S.A ................................      146,566        95,849
ANEP - Antarctica Empreendimentos e Participacoes Ltda ....       20,296      (104,697)
Skol ......................................................      (84,565)       21,780
IBA Sudeste ...............................................        2,634      (145,749)
CRBS ......................................................      (57,113)       99,351
Aguas Claras ..............................................        6,294        14,961
IBANN .....................................................       20,332        16,374
Polar .....................................................       47,657         7,960
Pati do Alferes ...........................................         (361)         --
Miranda Correa ............................................         (967)       (1,344)
Agrega ....................................................       (1,883)         --
Pilcomayo .................................................       26,957         8,994
BSA Bebidas Ltda. (formerly Miller Brewing do Brasil Ltda.)        9,444        (1,334)
Astra .....................................................       16,054        20,822
CCBA (i) ..................................................      (21,682)       (4,608)
C.A. Cervecera Nacional (i) ...............................       (3,657)      (11,306)
Monthiers (i) (ii) ........................................     (333,857)         --


(i)    Headquartered abroad.
(ii)   Wholly-owned subsidiary of Jalua.

7        Transactions with Related Parties

Transactions with related parties were eliminated from the Company's consolidated financial statements, except for the non-consolidated portion of sales and intercompany loans of jointly-owned subsidiaries (recorded based on the proportional consolidation method).

The loan agreements have an undetermined maturity and are subject to financial charges equivalent to those obtained in the Company and subsidiaries' funding on the market.

8        Property, Plant and Equipment at December 31 - Consolidated

                                                                                                                    Annual
                                                                                                              depreciation
                                                                                                                percentage
                                                                            2001                 2000                rates
                                                               ------------------   ------------------   ------------------
         Cost

         Land                                                            154,360              189,278
         Buildings and constructions                                   1,887,088            1,686,501                    4
         Machinery and equipment                                       3,655,179            3,618,066             10 to 20
         Vehicles                                                         50,103               55,984                   20
         Offsite equipment                                               601,898              530,492             10 to 20
         Computer systems                                                 74,429               76,051                   20
         Other intangible assets                                          62,338               51,188             10 to 20
         Constructions in progress                                       227,207              117,042
         Forestation and deforestation                                     2,291                2,231                    4
                                                               ------------------   ------------------

                                                                       6,714,893            6,326,833

         Accumulated depreciation                                     (3,571,258)          (3,122,574)
                                                               ------------------   ------------------

                                                                       3,143,635            3,204,259
                                                               ==================   ==================

The Company's subsidiaries own deactivated plants, the assets of which, net of accumulated depreciation and provision for potential losses in realization, amount to R$ 161,121 at December 31, 2001.

Properties for sale relative to those units, in the net value of R$ 104,524 at December 31, 2001, are booked under long-term receivables, with the estimated realizable value after deducting the provision for devaluation in the amount of R$ 43,892.

Out of use machinery, equipment and other assets at those units, in the amount of R$ 56,597 at December 31, 2001 are booked under permanent assets at estimated realizable values, net of a provision to cover potential losses on realization in the amount of R$ 15,842.

During the year ended December 31, 2001 the provision for devaluation and potential losses on realization of assets was supplemented in the amount of R$ 16,085.

9        Loans and Funding at December 31 - Consolidated



Type/purpose                                      Financial charges                                   Final maturity
-----------------------------------------------   -------------------------------------------------   ----------------------
Local currency ................................                                                --              --

  Working capital .............................   3.5% interest per annum                             November 2002
  ICMS tax incentives .........................   2.5% interest per annum                             January 2012
  Acquisition of equipment ....................   2.8% interest per annum above the TJLP variation    October 2006
  Construction, expansion and modernization of    .0% interest per annum above the TJLP variation     December 2008
manufacturing plants ..........................                                                   3
  Raw materials ...............................   8.8% prefixed interest per annum                    June 2002


  Total in local currency .....................                                                --              --


Foreign currency ..............................                                                --              --

  Working capital .............................                                                --              --
    Syndicated loan (Note 9(e)) ...............   2.4% interest per annum above the LIBOR variation   August 2004
    Private placement of securities (Note 9(f))   12.3% interest per annum                            December 2011
    Other .....................................   8.0% interest per annum                             October 2005
  Importation of raw materials ................   5.7% interest per annum                             July 2004
  Acquisition of equipment ....................   9.0% interest per annum                             January 2009


  Total in foreign currency ...................                                                --              --


Total funding .................................                                                --              --

                                                       Current                 Long Term
                                                -----------------------  ----------------------
Type/purpose                                           2001        2000        2001        2000
-----------------------------------------------  ----------  ----------  ----------  ----------
Local currency ................................        --          --          --          --

  Working capital .............................       9,637      10,284        --         9,594
  ICMS tax incentives .........................      25,034      45,004     235,305     135,567
  Acquisition of equipment ....................      53,303      58,064     101,855     119,248
  Construction, expansion and modernization of
manufacturing plants ..........................     163,517     203,466     433,810     437,399
  Raw materials ...............................      19,494        --          --          --

                                                 ---------   ---------   ---------   ---------

  Total in local currency .....................     270,985     316,818     770,970     701,808

                                                 ---------   ---------   ---------   ---------

Foreign currency ..............................        --          --          --          --

  Working capital .............................        --          --          --          --
    Syndicated loan (Note 9(e)) ...............       3,016        --       691,710        --
    Private placement of securities (Note 9(f))       4,379        --     1,160,200        --
    Other .....................................     223,530     246,596      71,258     143,901
  Importation of raw materials ................   1,141,943     632,989      36,509       1,617
  Acquisition of equipment ....................      76,136      68,931     118,706      80,248

                                                 ---------   ---------   ---------   ---------

  Total in foreign currency ...................   1,449,004     948,516   2,078,383     225,766

                                                 ---------   ---------   ---------   ---------

Total funding .................................   1,719,989   1,265,334   2,849,353     927,574

                                                 =========   =========   =========   =========

Note: Financial charges on loans and funding in foreign currency include Withholding Tax relative to the remittance of interest abroad.

Acronyms used: . TJLP - Long-term Interest Rate . IRRF - Withholding Tax . LIBOR
- London Interbank Offered Rate.

(a)      Guarantees

Loans and funding taken from IFC and BNDES for expansion, construction of plants and purchase of equipment are guaranteed by mortgages on land and buildings of plants and liens on equipment. Loans for the purchase of raw materials, substantially malt, and the issuing of external debt notes are guaranteed by the cosignature of companies of the group.

(b)      Maturities

At December 31, 2001, the Company's long-term loans, by maturity year, are the following:

            2003     420,914
            2004     915,001
            2005     114,694
            2006      39,936
Subsequent years   1,358,808
                   ---------

Total              2,849,353
                   =========

(c)      Contractual Clauses with the International Finance Corporation - IFC

Loans borrowed from IFC amount to R$ 90,326 at December 31, 2001. Such loan agreements include a clause that allows the use of part of the loan for the payment of 53,727 thousand preferred shares of AmBev (Note 11(c)), at IFC's discretion.

(d)      ICMS Tax Incentives

Description                       2001      2000
----------------------------   -------   -------

Short and long-term balances
    Loans ..................   260,339   180,571
    Deferred sales taxes ...   486,469   470,010
                               -------   -------

                                 746,808 650,581
                               =======   =======

The loans relate to programs offered by certain States through which a percentage of the ICMS due is financed by the State's financial agent, generally over five years as from the due date.

The remaining amounts refer to deferral of ICMS due, for periods of up to 10 years, as a result of incentive programs to industrial plants. The deferred percentages may be fixed during the program or progressively reduced, from 75% in the first year to 40% in the last year. The deferred amounts are partially indexed by a percentage from 60% to 80% of a general price index. A portion of taxes deferred, in the amount of R$ 139,504 as of December 31, 2001 is due during the year 2002.

(e)      Syndicated Loan

The syndicated loan in Yen is guaranteed by cosignatures of AmBev and subsidiaries. At December 31, 2001, this loan is indexed to a fixed interest rate of 5.7% per annum through a LIBOR swap operation.


The Company is currently in compliance with agreed indebtedness and liquidity ratios as a consequence of obtaining this loan.

(f)      International Funding

In December 2001 CBB issued foreign debt notes ("Notes"), with a guarantee offered by Ambev, in the amount of R$ 1,160,267 (equivalent to US$ 500 million). Those notes incur in 12.3% interest per annum, amortized every half-year, with final maturity in December 2011. The agreed interest may be increased by 0.5% per annum, if those Notes are not registered at the US Securities and Exchange Commission - SEC on or before December 15, 2002.

10       Shareholders' Equity

(a)      Subscribed and Paid-in Capital

The Company's capital stock at December 31, 2001 amounts to R$ 2,944,288 (2000 - R$ 2,565,249), represented by 39,741,398 thousand nominative and no-par value shares (2000 - 38,646,080 thousand), comprised of 16,073,049 thousand common shares (2000 - 15,976,336 thousand) and 23,668,349 thousand preferred shares (2000 - 22,669,744 thousand).

At Special Shareholders' Meetings held in January and April 2000 the shareholders approved the decrease of R$ 330,411 in the capital stock, without any reduction in the number of shares. From the total decrease, R$ 310.682 were used to eliminate accumulated deficits determined in the balance sheet of December 31, 1999; and R$ 19.729, equivalent to the interest on own capital received from Brahma, were distributed among the shareholders for purposes of returning invested capital.

At a Special Shareholders' Meeting held in September 2000, the shareholders approved a new decrease in the Company's capital stock, in the amount of R$ 324,167, being R$ 232,058 for the elimination of the loss in the period ended August 31, 2000 and R$ 92,109 for returning the capital invested, also without any reduction in the number of shares.

At Special Shareholders' Meetings of Brahma and AmBev, held in September 2000, a capital increase in the amount of R$ 1,502,356 was approved, through the incorporation, by AmBev, of all shares representing the capital stock of Brahma held by the minority shareholders, totaling 1,176,536 thousand common shares and 4,452,258 thousand preferred shares, for the price of R$ 266,90 per thousand shares, notwithstanding their kind, and therefore Brahma was converted into a wholly-owned subsidiary of the Company. Due to this fact, the shareholders of Brahma received one share issued by the Company for each share issued by Brahma, according to each kind of shares held by the shareholders.

In October 2000, at a Special Shareholders' Meeting, a split up of shares of the Company was approved, so that each shareholder who held one share received four more shares of the same kind; therefore the capital became represented by 15,976,336 thousand common and 22,669,744 thousand preferred shares.

In March 2001 a capital increase was approved in a meeting of the Board of Directors, to fulfill the Stock Option Plan for company officers and employees, in the amount of R$ 80,774, with the respective issuing of 569,108 thousand preferred shares.

(b)      Stock Option Rights

In 1996 Brahma offered 404,930 thousand stock option rights to its shareholders (1 for every 17 shares held), 262,891 thousand of which for the subscription of common shares and 142,039 thousand for preferred shares, at the price of R$
50.00 per thousand rights, totaling R$ 20,247.

When the Company incorporated Brahma, in conformance with the decision taken at the Special Shareholders' Meeting held in September 2000, and the rules previously established by Brahma's Board of Directors, such options will give the right to the subscription of AmBev shares in the proportion of five shares for each stock option for the same kind of shares. The exercise of the right of subscription will occur during the month of April 2003.

The share subscription price will be determined based on the original subscription price of R$ 200 per thousand shares, adjusted as set forth in the public notice published in February 1996, with a price-level restatement according to the IGP-M variation plus 12% prorate interest per annum, minus the amount of dividends paid.

(c)      Appropriation of Net Income for the Year

The Company by-laws provide for the following appropriation of net income for the year, after the deductions prescribed by law:

(i) 27.5% as mandatory dividend payment to all shareholders. Pursuant to legal determination, preferred shares are entitled to a dividend 10% greater than that paid to common shares.

(ii) An amount not lower than 5% and not higher than 68.8% of net income to be transferred to a reserve for investments, in order to finance the expansion of the activities of the Company and its subsidiaries, including subscriptions to capital increases and the incorporation of new businesses.

(iii)Computation of a reserve for future capital increase with the remaining balance of net income for the year.

(d)      Interest on Own Capital

The companies have the option to pay interest on own capital calculated at the TJLP - long-term interest rate - on shareholders' equity and such interest, which is tax deductible, can be considered as part of the compulsory dividend when paid. Although recorded as an expense for tax purposes, these interest rates are reclassified to shareholders' equity in the financial statements.

(e)      Proposed and Approved Dividends

The calculation of dividends percentage approved by the Board of Directors on net income for the year ended December 31, 2001 is as follows:


Net income for the year ...........................    784,568
Legal reserve (5%) ................................    (39,228)
                                                      --------

Dividends basis ...................................    745,340
                                                      ========

Proposed and approved dividends
    In advance (in August and December 2001)
       as interest on own capital .................    284,609
    Supplemental, to be paid in February 2002,
       approved in December 2001 ..................     52,000
                                                      --------

                                                       336,609

Withholding Tax on dividends
    as interest on own capital (15%) ..............    (42,691)
                                                      --------

Total dividends, net of Withholding Tax ...........    293,918
                                                      ========

Percentage of dividends on dividends basis ........      39.43
                                                      ========


Proposed and approved dividends per thousand shares
    outstanding at year-end - R$
       Common .....................................       7.17
                                                      ========
       Preferred ..................................       7.89
                                                      ========

(f) Reconciliation Between the Company's Shareholders' Equity and the Consolidated Shareholders' Equity at December 31, 2001

Shareholders' equity of the parent company .................    3,521,448

    Recognition of the effects of NPC 26 (Note 13(d)) ......      (56,458)
    Treasury stocks acquired by the subsidiary CBB (Note 11)     (101,553)
                                                               ----------

Total consolidated shareholders' equity ....................    3,363,437
                                                               ==========


11       Treasury Stock

As of December 31, 2001 the Company keeps in treasury 271,567 thousand common shares and 848,906 thousand preferred shares in the total amount of R$ 397,888. In addition, at December 31, 2001 CBB holds 50,005 thousand common shares and 150,470 thousand preferred shares (2000 - 29,495 thousand common shares and 53,727 thousand common shares) issued by the Company in the amount of R$ 101,553 (2000 - R$ 10,527) (Note 10(f)).

(a)      Share Repurchase Plan

The Company Board of Directors have successively approved the investment of resources in the repurchase of shares, and the Company is authorized, during renewable periods of up to 90 days, to acquire shares within certain limits.

The Company and its subsidiary CBB keep in treasury 186,275 thousand common shares and 297,480 thousand preferred shares (2000 - 29,495 thousand common shares) as of December 31, 2001, acquired in share repurchase plans, in the amount of R$ 242,635 (2000 - R$ 10,527).

The repurchases that occurred during 2001 consist of (a) 136,270 thousand common and 147,010 thousand preferred own shares in the amount of R$ 141,082 and (b) 20,510 thousand common and 150,470 thousand preferred shares of the Company, repurchased through its subsidiary CBB, in the total amount of R$ 91,026.

(b)      Other Repurchases in 2001

During the month of December 2001 the Company repurchased 85,292 thousand common shares and 336,085 thousand preferred shares from the shareholders of IBANN, for the total price of R$ 242,246. In addition, during 2001 the Company exercised its right of first refusal in the acquisition of 161,641 thousand preferred shares from former employees due to employment agreement termination, in the amount of R$ 14,560.

(c)      IFC

At December 31, 2001 and 2000, the Company keeps in treasury 53,727 preferred shares aimed at assuring the convertibility of part of the loan agreement with IFC, as approved by the Brazilian Securities and Exchange Commission - CVM (Note 9(c)).


12       Profit Sharing and Stock Option Plan

(a)      Profit Sharing

The Company by-laws provide for the distribution to employees of up to 10% of net income for the period, based on predetermined criteria. The directors are entitled to profit sharing in an amount that cannot exceed their annual compensation or the equivalent of 5% of net income for the year, whichever is the lower. Profit sharing is conditioned to the achievement of collective and individual targets, established in advance by the Board of Directors in the beginning of the fiscal year.

(b)      Stock Option Plan

The stock option plan for the purchase of Company shares (the "Plan") superseded the old stock option plan of the former subsidiary Brahma. On September 14, 2000, with the migration of minority shareholders of Brahma to the Company, the holders of stock options for Brahma shares acquired the right to subscribe AmBev shares, under the same rules of the previous plan.

As defined in the statutes, the Plan is managed by a committee comprising non-executive members of the Company. This committee periodically establishes stock option programs, for common and preferred shares, setting forth the conditions, the employees to be benefited and the price at which options will be exercised. This price cannot be lower than 90% of the average stock prices traded on the Sao Paulo Stock Exchange in the three business days prior to the grant of options, indexed for inflation up to the date of actual exercise. The number of options that can be granted during each year cannot exceed 5% of the total number of shares of each kind on that date.

When options are exercised, the Company may issue new shares or use the balance of treasury stock. Stock options granted have no deadline to be exercised. When an employee leaves the Company the options are extinguished, the Company has the right to repurchase any shares purchased by the employee under the Plan, at a price established by the established rules, which takes into account the price paid by the employee, the inflation since the date of subscription and the current stock market price.

The Company finances the purchase of shares in accordance with rules set forth in the Plan. Financing arrangements are normally for periods of no more than four years and include an 8% interest per annum over a certain general price index. Those loans are guaranteed by the shares issued when the option is exercised. At December 31, 2001 the outstanding balance of those loans amounts to R$ 215,248 (2000 - R$ 165,151).

 The summary of changes in stock options for the years ended December 31, 2001 and 2000 is the following:
                                             Stock options
                                            (in thousands)
                                       ------------------------

                                             2001          2000
                                       ----------    ----------

Balance of exercisable stock options
    At the beginning of the year ...    1,241,355       433,731

Changes during the year
    Exercised ......................     (569,108)     (175,934)
    Cancelled ......................     (140,776)      (22,826)
    Split up (1 to 5) ..............      939,884
    Granted ........................      499,750        66,500
                                       ----------    ----------

Balance of stock options
    exercisable at year-end ........    1,031,221     1,241,355
                                       ==========    ==========

(c)      Premium in the Placement of Options for the Repurchase of Own Shares

The Company issued in December 2001 options for the repurchase of 188,380 thousand preferred own shares. The net premium received in the placement of the options was R$ 4,866, recognized as capital reserve in shareholders' equity. The average exercise price of those options was set as R$ 477.76 per thousand shares, with an exercisable period to occur in the months of February and March 2002.

13       Social Programs

(a)      AmBev Private Pension Plan Institute

As approved by the Administrative Rule No. 806 of December 2000 of the Secretaria de Previdencia Complementar (Supplemental Pension Fund Agency), Instituto AmBev de Previdencia Privada ("Instituto AmBev") substituted the Instituto Brahma de Seguridade Social - IBSS and absorbed the benefit plans previously maintained by Antarctica in Bradesco Previdencia e Seguros S.A.

CBB and its subsidiaries have two kinds of pension plans: one according to the defined contribution model (open to new members) and another according to the defined benefit model (no new members accepted since May 1998), with the possibility of migrating from the defined benefit plan to the defined contribution plan. Those plans are supported by members and the sponsor and managed by Instituto AmBev; their main purpose is to supplement the retirement benefits of its employees and management. In the year ended December 31, 2001, the Company subsidiaries contributed with R$ 805 (2000 - R$ 2,816) to Instituto AmBev.

Based on the independent actuary reports, the position of Instituto AmBev's plans at December 31, 2001 is determined as follows:


Fair assets value ..................    417,545
Present value of actuarial liability   (272,787)
                                       --------

Excess of assets - Instituto AmBev .    144,758
                                       ========

Such asset was recognized by the Company at the realizable limit, considered probable under current circumstances, in the amount of R$ 20,792.

(b)      Health Care and Other Benefits Directly Provided by CBB

CBB provides directly health care benefits, reimbursement of medication costs and other benefits to retirees from the subsidiaries IBANN, Polar and IBA Sudeste.

(c)      Fundacao Antonio e Helena Zerrenner Instituicao
Nacional de Beneficencia

Zerrenner Foundation's main purposes are to provide the sponsoring companies' employees and management with health care and dental assistance, to aid in professional specialization or university courses, to maintain organizations for the aid and assistance to the elderly, among other purposes, by means of direct actions or financial aid agreements with any other entities.

In October 2000, the merger between Brahma Foundation and Zerrenner Foundation took place, standardizing the benefits granted according to standards adopted by Brahma. At the same time, the benefits were extended, substantially health and dental care, to the employees of all subsidiaries of AmBev in Brazil, whereas in the past Antarctica's subsidiaries supported such expenses directly.

During the foundations integration process, an independent actuarial appraisal of the new benefits undertaken by Zerrenner Foundation was executed, identifying the need of supply of funds from sponsoring companies in order to supply the Zerrenner Foundation with the necessary resources to assure its self-sufficiency. Part of the necessary supply of funds, in the amount of R$ 75,777 was made during the year 2001 by the Company and its subsidiaries, the contributions of which were recognized under "Expenses with profit sharing and contributions."

(d)      Recognition of the Effects of NPC 26 at December 31, 2001

The Accounting Standards and Procedures - NPC No. 26 - "Recording of Employee Benefits," issued by IBRACON - Brazilian Institute of Independent Auditors and later approved by CVM Regulation No. 371 of December 2000, established the mandatory recognition of actuarial liabilities - as well as certain actuarial assets - relative to benefits paid to employees.

As a consequence of such provisions, the Company recorded directly in the shareholders' equity of its subsidiary CBB, at December 31, 2001, a provision for benefits in the amount of R$ 77,250 as follows:

Excess of assets - Instituto AmBev ...................    20,792
                                                         -------

Provision for health care benefits and other
    Provided directly by CBB .........................   (55,558)
    Additional supply of funds to Zerrenner Foundation   (61,487)
Deferred taxes on the provision for benefits .........    39,795
                                                         -------

    Provision for benefits, net of deferred taxes ....   (77,250)
                                                         -------

Adjustment, net of deferred taxes ....................   (56,458)
                                                         =======

The standards adopted by the independent actuary in the calculation of the actuarial liability were the following:
                                                                          Annual
                                                                      percentage
                                                                  --------------

Discount rate .......................................................      8.12
Expected rate of return on assets ...................................      8.12
Increase in the compensation factor .................................      5.10
Increase in health care costs .......................................      7.10


14 Provision for Contingencies and Liabilities Related to Tax Claims - Consolidated

                                                                                        2001                 2000
                                                                           ------------------   ------------------
Value-added tax on sales - ICMS and Excise tax - IPI                                 472,917              478,211
Social Integration Program - PIS and Contribution for Social Security
Financing - COFINS                                                                   119,700              184,032
Income tax and social contribution                                                    40,769               36,110
Labor claims                                                                         108,298              100,087
Distributors' claims                                                                  30,012               31,382
Other                                                                                 43,791               48,147
                                                                           ------------------   ------------------

                                                                                     815,487              877,969
                                                                           ==================   ==================

The Company and its subsidiaries have other ongoing legal actions of the same nature, the materialization of which, according to the opinion of legal counsel, is possible, but not probable, in the approximate amount of R$ 1,000,000.

The main liabilities associated with tax claims and contingencies with a probable loss according to the Company's legal counsel are the following:

(a)      Value-added Tax on Sales - ICMS and Excise Tax - IPI

At December 31, 2001 and 2000 the provision is related mainly to tax claims on zero rate IPI presumed credits and to extemporaneous ICMS and IPI credits taken on purchases of property, plant and equipment made before 1996.

(b)      Social Integration Program - PIS and Contribution for
Social Security Financing - COFINS

..   On Other Income

The Company obtained a preliminary injunction in the first quarter of 1999 which recognizes its right to pay PIS and COFINS on billings, exempting it from withholding such taxes on other income. At December 31, 2001 and 2000, the provision refers mainly to the values that were not withheld under the protection of that injunction.

..   PIS Payments for the Six Previous Months

Considering recent rulings by the Superior Court of Justice on the issue regarding PIS payments for the six previous months, which was in favor of the taxpayers, the Company reverted in the consolidated financial statements the amount of R$ 123,822 as "Provisions for contingencies and liabilities related to tax claims."

In addition, during the year 2001, the amount of R$ 14,917 relative to the credit of PIS payments for the six previous months, was recognized as non-operating income due to their offset with the balance due of PIS and COFINS (Note 19).

(c)      Income Tax and Social Contribution on Net Income

This relates mainly to the recognition of the deductibility of interest on own capital in the calculation of social contribution on net income for the year 1996.

(d)      Labor Claims

This provision relates to claims of former employees. At December 31, 2001, labor claim-related court deposits made by the Company totaled R$ 53,567 (2000 - R$ 39,021), indexed at official rates.

(e)      Distributors' Claims

These arise, mainly, from the termination of agreements between Company subsidiaries and certain distributors, by virtue of the restructuring process carried out in its distribution network, as well as the distributors' non-compliance with Company instructions in some cases.

(f)      Other Provisions

These are substantially related to issues involving the National Social Security Institute - INSS, products and suppliers.


15       Financial Instruments - Consolidated

(a)      General

The Company and its subsidiaries carry out currency, commodities and interest swap and forward transactions aimed at hedging themselves from the effects of exchange rate variations on consolidated exposure in foreign currencies, interest rate fluctuations and changes in the price of commodities and raw materials, especially aluminum.

(b)      Market Price

The book value of the Company's financial instruments reflect their market prices, obtained through the calculation of their present value, taking into account market interest rates for operations of similar periods and risk.

(c)      Concentration of Credit Risk

A substantial part of Company sales are made to distributors forming a broad distribution network. Credit risk is low because of the large customer base and the control procedures that monitor this risk. Historically, the subsidiaries have not suffered significant losses on trade accounts receivable.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit ratings of financial institutions, not allowing any concentration.

(d)      Foreign Currency Exposure

The Company has assets in Argentina, Venezuela, Uruguay and Paraguay, which represent approximately 23% of its total assets. In addition, a significant part of Company's loans and funding is denominated in foreign currency, as they are required from suppliers.

(e)      Effects of Currency, Interest and Commodities Hedging Operations

                                                                                            2001                   2000
                                                                             --------------------  --------------------

                                                                            Current     Unrealized Current   Unrealized
                                                                            nominal     gains and  nominal   gains and
Description .............................................................   amount      losses     amount    losses
-------------------------------------------------------------------------   ----------   ---------  --------  --------
Currency Hedge ..........................................................   3,775,287   (33,694)   855,706     8,503
    Yen/R$ ..............................................................     760,940   (42,581)
    USD/R$ ..............................................................   2,782,307   (33,482)   425,518    13,570
    Pesos/USD ...........................................................     232,040    42,369    430,188    (5,067)

Interest Hedge ..........................................................     936,749      (490)
    Floating Libor vs. fixed Libor ......................................     936,749      (490)

Commodities Hedge .......................................................     210,396    (1,611)
    Aluminum ............................................................     210,396    (1,611)
                                                                            ---------   -------    -------   -------

Total ...................................................................   4,922,,432  (35,795)   855,706     8,503
                                                                            =========   =======    =======   =======

Unrealized gains and losses represent the current receivable (payable) value if all operations were settled at December 31 based on the probable market price. Unrealized gains and losses are recorded in the Company's consolidated financial statements.

16       Income Tax and Social Contribution on Net Income - CSLL

(a) Reconciliation of the Consolidated Benefit (Expense) of Income Tax and CSLL with their Nominal Amounts

                                                              2001        2000
                                                          --------    --------

Consolidated net income, before income tax
    and CSLL ............................................  993,325     384,374

Profit sharing and contributions ........................ (157,075)    (53,718)
                                                          --------    --------

Consolidated net income, before income tax,
    CSLL and minority interest ..........................  836,250     330,656
                                                          ========    ========

Benefit/(expense) of income tax and CSLL at nominal rates (284,325)   (112,423)

    Adjustments to determine the actual rate
       Tax losses, negative basis of CSLL and
           temporary differences of prior years, recorded  162,673
       Income from subsidiaries abroad not subject to
           taxation .....................................  151,472     267,611
       Benefit of deductibility of interest on
           own capital ..................................   96,767      61,206
       Equity gains on subvention reserve for
           tax incentives in subsidiaries ...............   32,634      31,569
       Interest ownership gains arising from
           corporate restructuring ......................  (41,053)
       Permanent additions, exclusions and other ........   (7,469)     (5,223)
                                                          --------    --------

Benefit/(expense) of income tax and CSLL ................  (51,974)    405,413
                                                          ========    ========

(b)      Composition of Deferred Taxes

                                                                                        Parent Company          Consolidated
                                                                                   -------------------   -------------------
                                                                                      2001        2000        2001      2000
                                                                                   -------     -------     -------   -------
In long-term receivables
  Tax loss carryforwards .......................................................    72,078      38,710     765,065   607,439
  Temporary differences
    Provision for contingencies and liabilities
       related to tax claims ...................................................    44,803     277,266     334,514
    Profit sharing .............................................................    16,625      18,199
    Provision for uncollectable accounts .......................................    25,463      21,103
    Other ......................................................................     2,453      75,855      14,833
                                                                                   -------   ---------   ---------   -------

                                                                                   119,334      38,710   1,160,274   996,088
                                                                                   =======   =========   =========   =======

In long-term liabilities
  Temporary differences
    Accelerated depreciation ...................................................    28,833      27,802
    Equity in the income (loss) of subsidiaries
      abroad ...................................................................     2,075
    Net exchange variations on
      current funding ..........................................................    23,325
    Other ......................................................................     2,746
                                                                                   -------   ---------   ---------   -------

                                                                                                            31,579    53,202
                                                                                   =======   =========   =========   =======

(c)      Tax Loss Carryforwards

(i)      In Brazil

Deferred income tax includes the effect of tax losses of Brazilian subsidiaries which cannot be written off and may be offset against future taxable income, except losses of Pepsi, the effects of which were recognized only in part by the Company.

The offsetting of tax losses is limited to 30% of income for the year before income tax, determined according to Brazilian tax legislation. The asset recorded is limited to amounts the offset of which is supported by projections of taxable income made by the Company for the next five years.

(ii)     Abroad

The tax benefit relative to operating losses of foreign companies was not recorded as an asset, since management is not sure whether its realization is likely to occur. The changes in foreign subsidiaries' tax loss carryforwards is as follows:
                                      2001       2000
                                  --------    -------

At January 1 ..................    175,560    151,428
Tax loss generated/(prescribed)    (71,613)    24,132
                                  --------    -------

At December 31 ................    103,947    175,560
                                  ========    =======

The losses of subsidiaries abroad expire on the following dates:

2002    30,962
2003    53,258
2004    13,525
2005     3,680
2006     2,522
       -------

       103,947
       =======


17       Insurance

At December 31, 2001 the main assets of the Company and its subsidiaries, such as property, plant and equipment and inventories are insured against fire and other risks at their market values. The insurance coverage of the policies in effect amounts to R$ 5,872,403.

18       Consolidated Financial Income and Expenses

                                                                                      2001                 2000
                                                                         ------------------   ------------------
Financial income
    Financial income on cash equivalents                                           156.418              207.293
    Exchange rate variation on investments                                         100.182               76.351
    Interest charges on debit balances                                               7.065                4.290
    Interest on taxes, contributions and deposits in court                          47.282               16.079
    Swap and forward activities                                                                          14.079
    Other                                                                           47.429               55.889
                                                                         ------------------   ------------------

                                                                                   358.376              373.981
                                                                         ==================   ==================

Financial expenses
    Swap and forward activities                                                    193.965               76.956
    Exchange rate variation on loans                                               188.508              126.999
    Interest on debts in foreign currency                                          151.484              150.285
    Interest on debts in Reais                                                     112.258              175.652
    Tax on financial transactions                                                   99.485               68.407
    Interest on contingencies and other                                             69.595               50.049
    Other                                                                           46.196               49.622
                                                                         ------------------   ------------------

                                                                                   861.491              697.970
                                                                         ==================   ==================

19       Non-operating Income/(Expenses), Net

                                                                  Parent Company                    Consolidated
                                                   ------------------------------- ------------------------------

                                                             2001            2000            2001           2000
                                                   --------------- --------------- --------------- --------------
Non-operating income
  Recovery of taxes and contributions                       1,073                         105,006
  Gain on disposal of property, plant and
equipment and
    divestments                                                                             5,065         42,800
  Interest gain on investments                             18,269                          16,153
  Other non-operating income                               10,567                                         21,209
                                                   --------------- --------------- --------------- --------------

                                                           29,909                         126,224         64,009
                                                   --------------- --------------- --------------- --------------

Non-operating expenses
  Loss in the disposal of property, plant and
equipment                                                                  (7,615)         (3,568)        (2,750)
  Provision for losses on unsecured liabilities
    of subsidiaries                                       (28,053)        (45,690)
  Other non-operating expenses                                                 (5)        (15,324)        (3,473)
                                                   --------------- --------------- --------------- --------------

                                                          (28,053)        (53,310)        (18,892)      (6,223)
                                                   --------------- --------------- --------------- --------------

Non-operating income/(expenses), net                        1,856         (53,310)        107,332         57,786
                                                   =============== =============== =============== ==============

Income from "Recovery of taxes and contributions" in 2001 arise from the use of credits, and for the most part this amount refers to the excess of Tax on Net Income - ILL paid in previous years which was offset by taxes generated during the year ended December 31, 2001.


                                                                 * * *